Exhibit 1.2

BANCO ITAÚ HOLDING FINANCEIRA S.A.

BYLAWS

Article 1 - DENOMINATION, TERM AND PRINCIPAL PLACE OF BUSINESS - The publicly listed joint stock company governed by these articles of association and denominated BANCO ITAÚ HOLDING FINANCEIRA S.A., incorporated for an indeterminate period and with its principal place of business and address for legal purposes in the city of São Paulo, State of São Paulo.

Article 2 - OBJECTIVE - The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions.

Article 3 - CAPITAL AND SHARES - The capital stock is R$ 4,780,000,000.00 (four billion, seven hundred and eighty million Reais), representing 116,249,622,464 (one hundred and sixteen billion, two hundred and forty-nine million, six hundred and twenty-two thousand, four hundred and sixty-four) book entry shares, with no par value, being 61,351,834,948 (sixty-one billion, three hundred and fifty-one million, eight hundred and thirty-four thousand, nine hundred and forty-eight) common and 54,897,787,516 (fifty-four billion, eight hundred and ninety-seven million, seven hundred and eighty-seven thousand, five hundred and sixteen) preferred shares, the latter without voting rights but having the following advantages: I - priority in receiving the minimum non-cumulative annual dividend of R$ 0.55 (fifty-five centavos of one Real) per one thousand-share block, to be adjusted accordingly in the case of a stock split or reverse split; II - in the event of an eventual sale of the controlling stake, the right to be included in the public tender offer for acquiring shares thus assuring the latter shares the right to the price equal to 80% (eighty per cent) of the value paid to each voting share comprising the controlling stake, guaranteeing the dividend at least equal to that of the common shares.

3.1.	Authorized Capital - The company is authorized to increase its capital stock based on a decision of the Administrative Council, independently of any change in the articles of association, up to the limit of 200,000,000,000 (two hundred billion) shares, being 100,000,000,000 (one hundred billion) of common shares and 100,000,000,000 (one hundred billion) preferred shares. Share issues for sale through Stock Exchanges, public subscription and exchange for shares, via a public offering for the acquisition of control, may be effected regardless of the preemptive rights of the pre-existing stockholders (Article 172 of Law 6,404/76).

3.2.	Purchase of Share Options - Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as companies it controls.

3.3.	Dematerialized Shares - Without any alteration in the rights and restrictions which are inherent to them, under the provisions of this article, all the company’s shares will be in dematerialized form, being registered in deposit accounts, at an Authorized Financial Institution, in the name of their holders, without the issue of share certificates, pursuant to articles 34 and 35 of Law 6,404/76, the charging to stockholders of the remuneration cited in Paragraph 3 of Article 35 of the said law being permitted.

3.4.	Share Buybacks - the company can acquire its own shares on the authorization of the Administrative Council, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the stock option plan for the purchase of shares according to sub-item 3.2 of these articles of association.

3.5.	Acquisition of Voting Rights by the Preferred Shares - the preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.

Article 4 - MANAGEMENT - The company will be managed by an Administrative Council and by a Board of Directors. Pursuant to the law and these articles of association, the Administrative Council will act in guidance, elective and supervisory roles and excluding operating and executive functions. The latter two functions will be the exclusive responsibility of the Board of Directors.

4.1.	Investiture - The Councilors and Directors will be invested in their positions against a signature to their terms of office in the minutes book of the Administrative Council or the Board of Directors, as the case may be.

4.2.	Management Compensation - The Management will receive both remuneration and also a participation in the net income. Payment of remuneration will be established annually by the General Meeting of Stockholders in the form of a global amount, which may or may not be indexed, it behooving the Administrative Council to regulate the utilization of this amount. It is equally the responsibility of the Administrative Council to establish the pro-rata distribution of the participation in net income due to its own members and to the members of the Board of Directors, the amount due to the latter to be a maximum of 10 (ten) per cent of net income registered in the balance sheet, however not exceeding the total annual compensation due to management in the balance sheet for the fiscal period to which the said participation in net income relates.

Article 5 - ADMINISTRATIVE COUNCIL - The Administrative Council will comprise stockholders, elected by the General Meeting, and will have 1 (one) Chairman and 1 (one) to 3 (three) Vice-Chairmen chosen by the councilors from among their peers.

5.1.	The Administrative Council shall have at least five and at the most twenty members. Within these limitations, it is the responsibility of the General Meeting, which elects the Administrative Council to initially establish the number of Councilors, which will comprise this body for each term of office.

5.2.	In the case of the position of Chairman becoming vacant or the Chairman being otherwise absent or incapacitated, the Chairman will be substituted by one of the Vice-Chairmen, designated by the Administrative Council.

5.3.	Should there be a vacant position on the Administrative Council, the remaining Councilors may nominate a stockholder to complete the term of office of the substituted member.

5.4.	The term of office of the members of the Administrative Council is for one year as from the date it is elected by the General Meeting, extendable however until the date of the inauguration of the existing members’ successors.

5.5.	The Administrative Council, which is convened by the President, will meet whenever necessary, its decisions only being valid in the presence of at least an absolute majority of its appointed members.

5.6.	The Administrative Council has the responsibility:

I.	to establish the general guidelines of the company;

II.	to elect and remove from office the company’s directors and establish their functions according to the provisions of these articles of association;

III.	to supervise the administration of the Board Directors, examine at any time company accounts and documents, request information on contracts already signed or nearing the point of signature and any other acts;

IV.	to convene General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;

V.	to opine on the report of the management and the Board of Directors’ accounts;

VI.	to chose and remove from office the independent auditors;

VII.	to deliberate upon the distribution of interim dividends, including distribution to retained profits or existing revenue accounts contained in the most recent annual or semi-annual balance sheet;

VIII.	to decide on buy back operations on a non-permanent basis;

IX.	to ratify the decisions of the Itaú Holding Options Committee;

X.	to make decisions on payment of interest on capital;

XI.	to ratify the decisions of the Itaú Holding Internal Controls Committee;

XII.	to decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing the limits pursuant to article 2, II of the CVM Instruction 290 of September 11, 1998 and subsequent changes.

Article 6 - ITAÚ HOLDING OPTIONS COMMITTEE - The granting of stock options provided for under sub-item 3.2 of these articles of association will be managed by the Itaú Holding Options Committee, comprising five members, elected annually by the Administrative Council from among its peers.

6.1.	The Committee will be presided over by the Chairman of the Administrative Council, it falling to the latter to convene the respective meetings.

6.2.	The Committee will deliberate on the basis of the majority vote of its members, in accordance to the plan for awarding stock options approved by the General Meeting and the decisions will be considered final when ratified by the Administrative Council.

Article 7 - ITAÚ HOLDING INTERNAL CONTROLS COMMITTEE - The Itaú Holding Internal Controls Committee will be responsible for evaluating the efficiency and reliability of the Internal Controls System implemented by the Board of Directors as well as supervising the compliance of the Company’s operations and business with legal requirements, internal regulations and the policy of the Organization. The Committee will be equally responsible for supervising the services of the Internal Audit Area of the Organization.

7.1.	The Committee will comprise three members, one of whom will be its President, annually elected by the Administrative Council.

7.2.	The Committee meets when convened by the President and on a semi-annual basis must examine the report prepared by the Internal Audit Area with respect to the monitoring of the activities related to the Internal Controls System, issuing its opinion on the conclusions and recommendations of the report.

7.3.	After ratification by the Administrative Council, the opinions referred to in the preceding sub-item will be published together with the financial statements for the fiscal half year to which they relate.

Article 8 - BOARD OF DIRECTORS - The management and representational activities of the company will be the responsibility of the Board of Directors elected by the Administrative Council, to take place within a term of 2 (two) business days from the date the General Meeting elected the said Administrative Council.

8.1.	The Board of Directors will comprise between 5 (five) and 10 (ten) members, to include the President, Senior Vice-Presidents, Executive Vice-Presidents, Executive Directors and Legal Consultant, in accordance with what is decided by the Administrative Council when establishing these positions.

8.2.	In the case of absence or incapacity of any Director, the Board of Directors will choose the interim deputy from among its members. The President will be substituted by one of the Senior Vice-Presidents in the former’s absence or incapacity.

8.3.	Should any position become vacant, the Administrative Council may designate a Director to act as deputy in order to complete the term of office of the substituted director.

8.4.	The same Director may be elected or designated either on an effective basis or on an interim basis to accumulate more than one position.

8.5.	The Directors will have mandates of 1 (one) year’s duration, are eligible for reelection and remain in their positions until their successors take office.

8.6.	A Director who will be 62 (sixty-two) years of age on the date of his/her election may not be elected to take office.

Article 9 - DIRECTORS’ RESPONSIBILITIES AND POWERS - Two Directors, will have the powers to represent the company, assuming obligations or exercising rights in any act, contract or document which imply a commitment on the part of the company, including the rendering of guarantees on behalf of third parties.

9.1.	Two Directors will have the powers to agree to and waive rights, and irrespective of the Administrative Council’s authorization, may also pledge and sell permanent assets and decide on the installation, extinction or reorganization of branches.

9.2.	It is the responsibility of the President to preside at General Meetings, convene and preside at meetings of the Board of Directors, supervise its activities, to structure the services of the company and establish the internal and operational norms.

9.3.	The Senior Vice-Presidents and the Executive Vice-Presidents are responsible for the management of the banking operations and representing the company in contacts with regulatory bodies or entities.

9.4.	The Executive Directors are responsible for assisting the Senior Vice-Presidents and the Executive Vice-Presidents in performing their functions.

9.5.	The Legal Consultant is responsible for providing legal advice as it relates to the functions of the Board of Directors.

Article 10 - CONSULTATIVE COUNCIL - The company will have one Consultative Council comprising from five to twenty members, chosen on an annual basis from the stockholders at the General Meeting, with the responsibility of collaborating with the Board of Directors through suggestions for solving problems when requested to do so. The compensation of the Consultative Council’s members is established by the General Meeting.

10.1.	In case of a vacancy on the Council, the General Meeting will decide on the convenience or otherwise of filling it. The Councilor who may be elected to fill the vacancy will complete the term of office of the substituted member.

Article 11 - INTERNATIONAL CONSULTATIVE COMMITTEE - The International Consultative Committee will meet to opine on matters that are submitted for its consideration by the Administrative Council.

11.1.	The meetings will be convened by the Administrative Council’s Chairman.

11.2.	The Committee will comprise the Chairman of the Administrative Council, by the President of the Executive Board and from 3 (three) to 13 (thirteen) individuals elected for one year by the Administrative Council, from the members of this body and the Board of Directors and personalities of recognized competence in the field of international relations.

11.3.	The General Meeting will establish the Committee’s compensation, it falling to the Administrative Council to regulate the use of this amount.

Article 12 - FISCAL COUNCIL - The company will have a Fiscal Council, to function on a non-permanent basis, comprising from three to five effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council will be in accordance with the provisions of articles 161 to 165 of Law 6,404/76.

Article 13 - GENERAL MEETING - The activities of the General Meeting will be presided over by the President who will designate a stockholder to act as secretary.

Article 14 - FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be raised and on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.

Article 15 - ALLOCATION OF NET INCOME - Together with the financial statements, the Administrative Council will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law 6,404/76 and subsequent provisions as follows:

15.1.	before any other distribution, 5% (five per cent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock;

15.2.	the value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 16 and the following norms:

a)	the preferred shares will have the right to the priority minimum annual dividend (Article 3, sub-paragraph I);

b)	the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares;

c)	the shares of both types will participate in the net income to be distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares;

15.3.	the remaining balance will be allocated in accordance with what is proposed by the Administrative Council, including the reserve cited under Article 17, “ad referendum” of the General Meeting.

Article 16 - MANDATORY DIVIDEND - The stockholders have the right to receive as an mandatory dividend for each fiscal year, an amount not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated for the decline or increase in the values specified in sub-paragraph I, II and III of Article 202 of Law 6,404/76.

16.1.	The portion of the mandatory dividend that may have been paid in advance as interim dividends for account of the “Dividend Equalization Reserve” will be credited back to this same reserve account.

16.2.	If so decided by the Administrative Council, interest on capital may be paid, offsetting the amount against the value of the mandatory dividend according to Articles 9, Paragraph 7 of Law 9249/95.

Article 17 - STATUTORY RESERVES - According to the proposal of the Administrative Council, the General Meeting may decide on the constitution of the following reserves: I - Dividend Equalization Reserve; II - Reinforcement for Working Capital Reserve; III - Reserve for Capital Increase in Associate Companies.

17.1.	The Dividend Equalization Reserve will be limited to 40% of the value of the capital stock and its purpose will be the payment of dividends, including interest on capital (item 16.2), or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, and made up with funds from:

a)	the equivalent of 50% of the fiscal year’s net profit, restated according to article 202 of Law 6,404/76;

b)	equivalent to 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;

c)	equivalent to 100% of the restated amounts for previous fiscal years, recorded as retained earnings;

d)	originating from the credits corresponding to interim dividend payments (16.1).

17.2.	Reinforcement for Working Capital Reserve will be limited to 30% of the value of capital stock and its purpose will be to guarantee the financial backing for corporate operations, comprising funds equivalent to a maximum of 20% of the fiscal year’s net profit, restated according to Article 202 of Law 6,404/76.

17.3.	Reserve for Capital Increase in Associate Companies will be limited to 30% of the value of capital stock and its purpose is to guarantee the preemptive rights in capital increases of such companies, being made up of funds equivalent to up to 50% of the fiscal year’s net earnings, adjusted according to Article 202 of Law 6,404/76.

17.4.	From time to time when proposed by the Administrative Council, portions of this reserve will be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.

17.5.	The reserves will be separated into different sub-accounts according to the originating fiscal years to which they apply, the income allocated to their constitution and the Administrative Council will specify the profits used in the distribution of interim dividends, which may be charged to different sub-accounts, according to the category of the stockholders.

Article 18 - BENEFICIAL OWNERS - The company is prohibited from issuing shares of the Beneficial Owner type.

WE HEREBY CERTIFY THAT THIS IS A TRUE AND CORRECT COPY OF THE RESTATED ARTICLES OF ASSOCIATION UP TO THE ANNUAL GENERAL AND EXTRAORDINARY GENERAL MEETING OF APRIL 30, 2003.

São Paulo-SP, April 30, 2003.

BANCO ITAÚ HOLDING FINANCEIRA S.A.

Roberto Egydio Setubal	Carlos Roberto Zanelato
President Director	Attorney in fact